

**Report of Independent Registered Public Accounting Firm**

To Management of Pantheon Securities, LLC

We have reviewed Pantheon Securities, LLC's (the "Company") assertions, included in the accompanying Pantheon Securities, LLC Exemption Report, in which (1) the Company identified they may file an Exemption Report relying on Footnote 74 of the Securities and Exchange Commission ("SEC") adopting amendments to 17 C.F.R. § 240.17a-5, because the Company limits its business activities exclusively to (1) mutual fund distribution; and (2) the private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.17a-5, Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5, Footnote 74 of the SEC Release No. 34-70073.

*PricewaterhouseCoopers LLP*

Boston, Massachusetts
February 18, 2021

*PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210*
*T: (617)530-5000, F: (617)530-5001, www.pwc.com/us*



PANTHEON

**Pantheon Securities, LLC's Exemption Report**

Pantheon Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund distribution; and (2) the private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**Pantheon Securities, LLC**

I, Susan Long McAndrews, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: DocuSigned by: Susan Long McAndrews 5384CA0F827743E...

Title: Partner

Date: February 18, 2021

Pantheon Securities, LLC
11 Times Square, 35th Floor, New York, NY 10036
T: +1 (212) 205 2000 | F: +1 (212) 205 2099 | www.pantheon.com
Member of FINRA. Member of SIPC.